ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-180289
Dated September 4, 2013

Performance

HSBC USA Inc. Airbag Performance Securities
Linked to the PowerShares® S&P 500® Low Volatility Portfolio ETF
due on or about September 28, 2018

Investment Description

These Airbag Performance Securities Linked to the PowerShares® S&P 500® Low Volatility Portfolio ETF (the "Index Fund") are senior unsecured debt securities issued by HSBC USA Inc. ("HSBC"), which we refer to as the "Securities". The Securities will rank equally with all of our other unsecured and unsubordinated debt obligations. If the Index Fund Return is positive, HSBC will repay the Principal Amount at maturity plus pay a return equal to the Index Fund Return times the Participation Rate of between 125% and 140% (the actual Participation Rate will be determined on the Trade Date). If the Index Fund Return is zero or negative but greater than or equal to the Threshold Percentage of -25%, HSBC will repay the full Principal Amount at maturity. However, if the Index Fund Return is negative and is less than the Threshold Percentage, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of 1.3333% of principal for each 1% that the Index Fund Return is less than -25%, up to a loss of your entire investment. **Investing in the Securities involves significant risks. HSBC will not pay any interest on the Securities. You may lose some or all of your Principal Amount. The contingent repayment of principal only applies if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC. If HSBC were to default on its payment obligations you may not receive any amounts owed to you under the Securities and you could lose your entire investment.**

Features

❑ **Participation in Positive Index Fund Returns:** If the Index Fund Return is greater than zero, HSBC will repay your Principal Amount at maturity plus a return equal to the Index Fund Return multiplied by the Participation Rate. If the Index Fund Return is negative, investors may be exposed to the Index Fund's downside market risk at maturity.

❑ **Contingent Repayment of Principal at Maturity:** If the Index Fund Return is zero or negative, but is greater than or equal to the Threshold Percentage of -25%, HSBC will repay your Principal Amount at maturity. However, if the Index Fund Return is less than the Threshold Percentage, HSBC will pay less than the full Principal Amount at maturity, if anything, resulting in a loss of 1.3333% of the Principal Amount for each 1% that the Index Fund Return is less than -25%, up to a loss of your entire investment. The contingent repayment of principal applies only if you hold the Securities to maturity. Any payment on the Securities, including any repayment of principal, is subject to the creditworthiness of HSBC.

Key Dates[1]

Trade Date	September 25, 2013
Settlement Date	September 30, 2013
Final Valuation Date[2]	September 24, 2018
Maturity Date[2]	September 28, 2018

[1] Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Securities remains the same.
[2] Subject to adjustment as described in the accompanying ETF Underlying Supplement.

THE SECURITIES ARE SIGNIFICANTLY RISKIER THAN CONVENTIONAL DEBT INSTRUMENTS. THE TERMS OF THE SECURITIES MAY NOT OBLIGATE HSBC TO REPAY THE FULL PRINCIPAL AMOUNT OF THE SECURITIES. THE SECURITIES CAN HAVE UP TO THE FULL DOWNSIDE MARKET RISK OF THE INDEX FUND, WHICH CAN RESULT IN A LOSS OF SOME OR ALL OF THE PRINCIPAL AMOUNT AT MATURITY. THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF HSBC. YOU SHOULD NOT PURCHASE THE SECURITIES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE SECURITIES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ''KEY RISKS'' BEGINNING ON PAGE 5 OF THIS FREE WRITING PROSPECTUS AND THE MORE DETAILED ''RISK FACTORS'' BEGINNING ON PAGE S-2 OF THE ACCOMPANYING ETF UNDERLYING SUPPLEMENT AND BEGINNING ON PAGE S-3 OF THE ACCOMPANYING PROSPECTUS SUPPLEMENT BEFORE PURCHASING ANY SECURITIES. EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR SECURITIES.

Security Offering

HSBC USA Inc. is offering Airbag Performance Securities Linked to the PowerShares® S&P 500® Low Volatility Portfolio ETF. The Participation Rate and the Initial Price will each be determined on the Trade Date. The Securities are offered at $1,000 per Security.

Index Fund	Bloomberg Symbol	Initial Price	Participation Rate	Threshold Percentage	CUSIP/ISIN
PowerShares® S&P 500® Low Volatility Portfolio ETF	SPLV	•	125% to 140%	-25%	40433X258/US40433X2586

See "Additional Information about HSBC USA Inc. and the Securities" on page 2 of this free writing prospectus. The Securities offered will have the terms specified in the accompanying prospectus dated March 22, 2012, the accompanying prospectus supplement dated March 22, 2012, the accompanying ETF Underlying Supplement dated March 22, 2012 and the terms set forth herein.

Neither the U.S. Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of the Securities or passed upon the accuracy or the adequacy of this document, the accompanying ETF Underlying Supplement, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.

The Securities will not be listed on any U.S. securities exchange or quotation system. HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc., acting as agent. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page 15 for a description of the distribution arrangement.

The Estimated Initial Value of the Securities on the Trade Date is expected to be between $900 and $960 per Security, which will be less than the price to public. The market value of the Securities at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page 4 and "Key Risks" beginning on page 5 of this document for additional information.

	Price to Public	Underwriting Discount	Proceeds to Us
Per Security	$1,000	$35	$965
Total			

The Securities:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

UBS Financial Services Inc.   **HSBC Securities (USA) Inc.**

Additional Information about HSBC USA Inc. and the Securities

This free writing prospectus relates to one offering linked to the Index Fund identified on the cover page. As a purchaser of a Security, you will acquire an investment instrument linked to the Index Fund. Although this offering relates to the Index Fund identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the Index Fund, or as to the suitability of an investment in the Securities.

You should read this document together with the ETF Underlying Supplement dated March 22, 2012, the prospectus dated March 22, 2012 and the prospectus supplement dated March 22, 2012. If the terms of the Securities offered hereby are inconsistent with those described in the accompanying ETF Underlying Supplement, prospectus supplement or prospectus, the terms described in this free writing prospectus will control. You should carefully consider, among other things, the matters set forth in "Key Risks" beginning on page 5 of this free writing prospectus and in "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the prospectus supplement, as the Securities involve risks not associated with conventional debt securities. You are urged to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

HSBC has filed a registration statement (including the ETF Underlying Supplement, a prospectus and prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the ETF Underlying Supplement, the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the ETF Underlying Supplement, prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may access these documents on the SEC web site at www.sec.gov as follows:

- ETF Underlying Supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000114420412016689/v306692_424b2.htm
- Prospectus supplement dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
- Prospectus dated March 22, 2012:
  http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

As used herein, references to "HSBC", "we", "the issuer", "us" and "our" are to HSBC USA Inc. References to the "ETF Underlying Supplement" mean the ETF Underlying Supplement dated March 22, 2012, references to "prospectus supplement" mean the prospectus supplement dated March 22, 2012 and references to "accompanying prospectus" mean the HSBC prospectus dated March 22, 2012.

Investor Suitability

The Securities may be suitable for you if:

♦ You fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You can tolerate a loss of all or a substantial portion of your investment and you are willing to make an investment that can have up to the full downside market risk of an investment in the Index Fund.

♦ You believe the Index Fund will appreciate over the term of the Securities.

♦ You believe the Index Fund Return is not likely to be below the Threshold Percentage.

♦ You would be willing to invest in the Securities if the Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).

♦ You are willing to hold the Securities to maturity, a term of approximately five years, and accept that there may be little or no secondary market for the Securities.

♦ You accept the risk and return profile of the Securities, in contrast to conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.

♦ You do not seek current income from your investment and are willing to forgo dividends paid on the Index Fund or the stocks included in the Index Fund.

♦ You are willing to assume the credit risk of HSBC, as Issuer of the Securities, and understand that if HSBC defaults on its obligations you may not receive any amounts due to you including any repayment of your principal.

The Securities may not be suitable for you if:

♦ You do not fully understand the risks inherent in an investment in the Securities, including the risk of loss of your entire initial investment.

♦ You cannot tolerate a loss of all or a substantial portion of your investment and are unwilling to make an investment that can have up to the full downside market risk of an investment in the Index Fund.

♦ You seek an investment that provides a full return of principal at maturity.

♦ You believe that the price of the Index Fund will decline during the term of the Securities and that the Index Fund Return is likely to be below the Threshold Percentage on the Final Valuation Date.

♦ You would be unwilling to invest in the Securities if the Participation Rate was set equal to the bottom of the range indicated on the cover hereof (the actual Participation Rate will be set on the Trade Date).

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating that would pay interest at prevailing market rates.

♦ You seek current income from this investment or prefer to receive the dividends paid on the Index Fund or the stocks included in the Index Fund.

♦ You are unable or unwilling to hold the Securities to maturity, a term of approximately five years, or you seek an investment for which there will be an active secondary market.

♦ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Securities, for any payment on the Securities, including any repayment of principal.

The suitability considerations identified above are not exhaustive. Whether or not the Securities are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Securities in light of your particular circumstances. You should also review "Key Risks" beginning on page 5 of this free writing prospectus and the more detailed "Risk Factors" beginning on page S-2 of the ETF Underlying Supplement and beginning on page S-3 of the accompanying prospectus supplement.

Indicative Terms		Investment Timeline	
Issuer	HSBC USA Inc.		
Principal Amount	$1,000 per Security.		
Term	Approximately five years		
Index Fund	PowerShares® S&P 500® Low Volatility Portfolio ETF ("SPLV")		
Payment at Maturity (per $1,000 Principal Amount Security)	**If the Index Fund Return is positive,** HSBC will pay you an amount in cash equal to: $1,000 + ($1,000 × Index Fund Return × Participation Rate) **If the Index Fund Return is zero or negative but equal to or greater than the Threshold Percentage**, HSBC will pay you an amount in cash equal to your Principal Amount, or $1,000 per Security. **If the Index Fund Return is negative and less than the Threshold Percentage,** HSBC will pay you a cash payment at maturity that is less than the Principal Amount of $1,000 per Security, if anything, equal to: $1,000 + [$1,000 × (Index Fund Return – Threshold Percentage) × Threshold Multiplier] *In this scenario, you will lose 1.3333% of principal for each 1% that the Index Fund Return is less than -25%, up to a loss of your entire investment.*	**Trade Date**	The Initial Price is determined. The Participation Rate is set.
		Maturity Date	The Final Price is observed on the Final Valuation Date and the Index Fund Return is calculated. **If the Index Fund Return is positive**, HSBC will pay you a cash payment at maturity equal to: $1,000 + ($1,000 × Index Fund Return × Participation Rate) **If the Index Fund Return is zero or negative but greater than or equal to the Threshold Percentage**, HSBC will pay you a cash payment equal to your Principal Amount, or $1,000 per Security. **If the Index Fund Return is negative and less than the Threshold Percentage**, HSBC will pay you a cash payment at maturity that is less than the Principal Amount of $1,000 per Security, resulting in a loss of principal equal to: $1,000 + [$1,000 × (Index Fund Return – Threshold Percentage) × Threshold Multiplier]. ***In this scenario, you will lose 1.3333% of principal for each 1% that the Index Fund Return is less than -25%, up to a loss of your entire investment.***
Participation Rate	Between 125% and 140%. The actual Participation Rate will be determined on the Trade Date.		
Threshold Percentage	-25%		
Threshold Multiplier	1.3333		
Index Fund Return	$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$		
Initial Price	The Official Closing Price on the Trade Date.		
Final Price	The Official Closing Price on the Final Valuation Date.		
Official Closing Price	The Official Closing Price on any scheduled trading day will be the closing price of the Index Fund as determined by the calculation agent and based on the value displayed on Bloomberg Professional® service page "SPLV UP <EQUITY>"or any successor page on the Bloomberg Professional® service or on any successor service, as applicable.		
CUSIP/ISIN	40433X258/US40433X2586		
Calculation Agent	HSBC USA Inc. or one of its affiliates.		
Estimated Initial Value	The Estimated Initial Value of the Securities will be less than the price you pay to purchase the Securities. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Securities, Which Will Be Determined By Us on the Trade Date, Will Be Less Than the Price to Public and May Differ From the Market Value of the Securities in the Secondary Market, If Any."		
Business Day	A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.		
Payment When Offices or Settlement Systems Are Closed	If any payment is due on the Securities on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.		

INVESTING IN THE SECURITIES INVOLVES SIGNIFICANT RISKS. YOU MAY LOSE SOME OR ALL OF YOUR PRINCIPAL AMOUNT. ANY PAYMENT ON THE SECURITIES, INCLUDING ANY REPAYMENT OF PRINCIPAL AT MATURITY, IS SUBJECT TO THE CREDITWORTHINESS OF HSBC. IF HSBC WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE SECURITIES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

An investment in the Securities involves significant risks. Some of the risks that apply to the Securities are summarized here, but we urge you to read the more detailed explanation of risks relating to the Securities generally in the "Risk Factors" section of the accompanying ETF Underlying Supplement and the accompanying prospectus supplement. We also urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Securities.

♦ **Your Investment in the Securities May Result in a Loss –** The Securities differ from ordinary debt securities in that the Issuer will not necessarily pay the full Principal Amount of the Securities at maturity. HSBC will only pay you the Principal Amount of your Securities in cash if the Index Fund Return is greater than or equal to the Threshold Percentage and only at maturity. If the Index Fund Return is below the Threshold Percentage of -25%, you will lose 1.3333% of the Principal Amount for each 1% that the Index Fund Return is less than -25%. Accordingly, if the Index Fund Return is below the Threshold Percentage, the amount of cash you receive will be less than the Principal Amount resulting in a loss of some or all of the Principal Amount.

♦ **The Contingent Repayment of Principal Applies Only if You Hold the Securities to Maturity –** You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, you may have to sell them at a loss relative to your initial investment, even if the Index Fund Return at that time is above the Threshold Percentage.

♦ **The Participation Rate Applies Only if You Hold the Securities to Maturity –** You should be willing to hold your Securities to maturity. If you are able to sell your Securities prior to maturity in the secondary market, the price you receive will likely not reflect the full economic value of the Participation Rate or the Securities themselves, and the return you realize may be less than the Index Fund's return, even if that return is positive. You can receive the full benefit of the Participation Rate only if you hold your Securities to maturity.

♦ **The Amount Payable on the Securities Is Not Linked to the Price of the Index Fund at Any Time Other Than on the Final Valuation Date** – The Final Price will be based on the Official Closing Price of the Index Fund on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Index Fund appreciates prior to the Final Valuation Date but then drops on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Index Fund prior to such drop. Although the actual price of the Index Fund on the Maturity Date or at other times during the term of the Securities may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Index Fund on the Final Valuation Date.

♦ **The Securities Are Subject to the Credit Risk of the Issuer –** The Securities are senior unsecured debt obligations of HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Securities and, in the event HSBC were to default on its obligations, you may not receive any amount owed to you under the terms of the Securities and you could lose your entire investment.

♦ **The Estimated Initial Value of the Securities, Which Will Be Determined By Us on the Trade Date, Will Be Less Than the Price to Public and May Differ From the Market Value of the Securities in the Secondary Market, if Any –** The Estimated Initial Value of the Securities will be calculated by us on the Trade Date and will be less than the price to public. The Estimated Initial Value will reflect the implied borrowing rate we use to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Securities. The implied borrowing rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our implied borrowing rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Securities may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Securities to be more favorable to you. We will determine the value of the embedded derivatives in the Securities by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Securities that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Securities in the secondary market (if any exists) at any time.

♦ **The Price of Your Securities in the Secondary Market, if Any, Immediately After the Trade Date Will Be Less Than the Price To Public –** The price to public takes into account certain costs. These costs include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Securities and the costs associated with structuring and hedging our obligations under the Securities. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Securities in the secondary market, if any, the price you would receive for your Securities may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Securities in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Index Fund and changes in market conditions, and cannot be predicted with accuracy. The Securities are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Securities to maturity. Any sale of the Securities prior to maturity could result in a loss to you.

♦ **If One of Our Affiliates Were to Repurchase Your Securities Immediately After the Settlement Date, the Price You Receive May Be Higher Than the Estimated Initial Value of the Securities –** Assuming that all relevant factors remain constant after the Settlement Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Securities in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 12 months after the

Settlement Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Securities and other costs in connection with the Securities that we will no longer expect to incur over the term of the Securities. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Securities and any agreement we may have with the distributors of the Securities. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Settlement Date of the securities based on changes in market conditions and other factors that cannot be predicted.

- **No Interest Payments –** HSBC will not make any interest payments with respect to the Securities.

- **The Securities Lack Liquidity –** The Securities will not be listed on any securities exchange or quotation system. An affiliate of HSBC intends to offer to repurchase the Securities in the secondary market, but is not required to do so and may cease any such market-making activities at any time without notice. Because other dealers are not likely to make a secondary market for the Securities, the price at which you may be able to trade your Securities is likely to depend on the price, if any, at which an affiliate of HSBC is willing to buy the Securities. The price, if any, will exclude any fees or commissions paid by brokerage account holders when the Securities were purchased and therefor will generally be lower than your purchase price.

- **The Index Fund and the Underlying Index Have Limited Actual Historical Information –** The Index Fund was created in May 2011 and the S&P 500 Low Volatility Index (the "Underlying Index") was created in April 2011.   Because both the Index Fund and the Underlying Index are of recent origin and limited actual historical performance data exists with respect to them, your investment in the Securities may involve a greater risk than investing in securities linked to an ETF with a more established record of performance. **Past performance of the Index Fund and Underlying Index are not indicative of future results.**

- **A Low Volatility Index May Be Volatile –** While the Index Fund is designed to track the performance of the Underlying Index, which has been designed in part to mitigate the effects of volatility, there is no assurance that either the Index Fund or the Underlying Index will be successful in doing so. It is also possible that the features of the Underlying Index designed to address the effects of volatility will instead adversely affect the return of the Underlying Index and, consequently, the return of the Index Fund and your Securities.

- **Owning the Securities Is Not the Same as Owning the Index Fund or the Stocks Comprising the Index Fund's Underlying Index –** The return on your Securities may not reflect the return you would realize if you actually owned the Index Fund or stocks included in the Index Fund. As a holder of the Securities, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the Index Fund or the stocks included in the Index Fund would have.

- **Market Price Prior to Maturity –** The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the price of the Index Fund, the volatility of the securities held by the Index Fund, dividends paid on those securities, the time remaining to the maturity of the Securities, interest rates in the markets in general, geopolitical conditions, economic, political, financial, regulatory, judicial or other events, and the creditworthiness of HSBC.

- **There is Limited Anti-Dilution Protection –** For certain events affecting the Index Fund, such as stock splits or extraordinary dividends, the Calculation Agent may make adjustments to the Final Price which may affect your Payment at Maturity. However, the Calculation Agent is not required to make an adjustment for every corporate action that affects the Index Fund. If an event occurs that does not require the Calculation Agent to adjust the Final Price, the market price of the Securities and the Payment at Maturity may be materially and adversely affected.

- **An Index Fund and its Underlying Index Are Different –** The performance of an index fund may not exactly replicate the performance of its underlying index, because the index fund will reflect transaction costs and fees that are not included in the calculation of its underlying index. It is also possible that an index fund may not fully replicate or may in certain circumstances diverge significantly from the performance of its underlying index due to the temporary unavailability of certain securities in the secondary market, the performance of any derivative instruments contained in the index fund or due to other circumstances. An index fund may use futures contracts, options, swap agreements, currency forwards and repurchase agreements in seeking performance that corresponds to its underlying index and in managing cash flows.

- **The Index Fund is Subject to Management Risk –** The Index Fund is not managed according to traditional methods of ''active'' investment management, which involve the buying and selling of securities based on economic, financial and market analysis and investment judgment. Instead, the Index Fund, utilizing a ''passive'' or indexing investment approach, attempts to approximate the investment performance of the Underlying Index by investing in a portfolio of securities that generally replicate the Underlying Index. Therefore, unless a specific security is removed from the Underlying Index, the Index Fund generally would not sell a security because the security's issuer was in financial trouble. In addition, the Index Fund is subject to the risk that the investment strategy of the Index Fund's investment advisor may not produce the intended results.

- **Potential HSBC and UBS Financial Services Inc. Impact on Price –** Trading or transactions by HSBC, UBS Financial Services Inc., or any of their respective affiliates in the stocks held by the Index Fund or in shares of the Index Fund, or in futures, options, exchange-traded funds or other derivative products on those securities, may adversely affect the market value of the stocks held by the Index Fund or shares of the Index Fund, and, therefore, the market value of the Securities.

- **Potential Conflict of Interest –** HSBC, UBS Financial Services Inc., or any of their respective affiliates may engage in business with the issuers of the stocks comprising the Index Fund or the Underlying Index, which could affect the price of such stocks or the price of the Index Fund and thus, may present a conflict between the obligations of HSBC and you, as a holder of the Securities.   Additionally, potential conflicts of interest may exist between the Calculation Agent, which may be HSBC or any of its affiliates, and you with respect to certain determinations and judgments that the Calculation Agent must make, which include determining the Payment at Maturity based on the Final Price as well as whether to postpone the determination of the Final Price and the Maturity Date if a Market Disruption Event occurs and is continuing on the Final Valuation Date.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by HSBC, UBS Financial Services Inc., or Their Respective Affiliates –** HSBC, UBS Financial Services Inc., or any of their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Securities and such research, opinions or recommendations may be revised at any time. Any such research, opinions or recommendations could affect the price of the stocks included in the Index Fund or the price of the Index Fund, and therefore, the market value of the Securities.

♦ **The Securities Are Not Insured or Guaranteed by any Governmental Agency of the United States or any Other Jurisdiction –** The Securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Securities and you could lose your entire investment.

♦ **Uncertain Tax Treatment –** Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See "What Are the Tax Consequences of the Securities?" beginning on page 10 of this free writing prospectus.

Scenario Analysis and Examples at Maturity

The scenario analysis and examples below are provided for illustrative purposes only and are purely hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Index Fund relative to the Initial Price. We cannot predict the Final Price. You should not take the scenario analysis and these examples as an indication or assurance of the expected performance of the Index Fund. The numbers set forth in the examples below have been rounded for ease of analysis. The following scenario analysis and examples illustrate the Payment at Maturity for a $1,000 Principal Amount of Securities.

Term:	Five years
Principal Amount:	$1,000
Hypothetical Initial Price*:	$30
Threshold Percentage:	-25%
Hypothetical Participation Rate*:	125%
Threshold Multiplier:	1.3333

* The actual Initial Price and Participation Rate will be set on the Trade Date.

Example 1: The Final Price is $36, for an Index Fund Return of 20%.

Since the Index Fund Return is positive, the Payment at Maturity per Security will be calculated as follows:

$$\$1,000 + (\$1,000 \times 20\% \times 125\%) = \$1,250 \text{ per Security}$$

Example 2: The Final Price is $24 for an Index Fund Return of -20%.

Since the Index Fund Return is negative but greater than the Threshold Percentage of -25%, HSBC will repay the full Principal Amount and the Payment at Maturity is equal to $1,000 per Security (a zero percent return).

Example 3: The Final Price is $12 for an Index Fund Return of -60%.

Since the Index Fund Return is negative and less than the Threshold Percentage of -25%, the Securities will be exposed to the negative Index Fund Return beyond the Threshold Percentage multiplied by the Threshold Multiplier. Therefore, the Payment at Maturity per Security will be calculated as follows:

$$\$1,000 + [\$1,000 \times (-60\% + 25\%) \times 1.3333] = \$533.33 \text{ per Security}$$

If the Index Fund Return is below the Threshold Percentage on the Final Valuation Date, your investment in the Securities will be subject to the downside market risk of the Index Fund, and you will lose some or all of your principal at maturity.

Scenario Analysis – Hypothetical Payment at Maturity for each $1,000 Principal Amount of Securities.

Hypothetical Final Price	Hypothetical Index Fund Return [1]	Hypothetical Payment at Maturity	Hypothetical Return on Securities
$60.00	100.00%	$2,250.00	125.00%
$57.00	90.00%	$2,125.00	112.50%
$54.00	80.00%	$2,000.00	100.00%
$51.00	70.00%	$1,875.00	87.50%
$48.00	60.00%	$1,750.00	75.00%
$45.00	50.00%	$1,625.00	62.50%
$42.00	40.00%	$1,500.00	50.00%
$39.00	30.00%	$1,375.00	37.50%
$36.00	20.00%	$1,250.00	25.00%
$33.00	10.00%	$1,125.00	12.50%
$30.00	0.00%	$1,000.00	0.00%
$27.00	-10.00%	$1,000.00	0.00%
$24.00	-20.00%	$1,000.00	0.00%
$22.50	-25.00%	$1,000.00	0.00%
$21.00	-30.00%	$933.33	-6.67%
$18.00	-40.00%	$800.00	-20.00%
$15.00	-50.00%	$666.67	-33.33%
$12.00	-60.00%	$533.33	-46.67%
$9.00	-70.00%	$400.00	-60.00%
$6.00	-80.00%	$266.67	-73.33%
$3.00	-90.00%	$133.34	-86.67%
$0.00	-100.00%	$0.00	-100.00%

(1)   The Index Fund Return excludes cash dividend payments of stocks included in the Index Fund.

What Are the Tax Consequences of the Securities?

You should carefully consider, among other things, the matters set forth in the section "U.S. Federal Income Tax Considerations" in the prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Securities. This summary supplements the section "U.S. Federal Income Tax Considerations" in the prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities. Under one reasonable approach, the Securities should be treated as pre-paid executory contracts with respect to the Index Fund. HSBC intends to treat the Securities consistent with this approach and pursuant to the terms of the Securities, you agree to treat the Securities under this approach for all U.S. federal income tax purposes. Subject to certain limitations described in the accompanying prospectus supplement, and based on certain factual representations received from HSBC, in the opinion of HSBC's special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat the Securities in accordance with this approach. Pursuant to this approach, and subject to the discussion below regarding "constructive ownership transactions," HSBC does not intend to report any income or gain with respect to the Securities prior to their maturity or an earlier sale or exchange and if you receive cash upon maturity or an earlier sale or exchange, HSBC intends to treat any gain or loss upon maturity or such earlier sale or exchange as long-term capital gain or loss, provided that you have held the Security for more than one year at such time for U.S. federal income tax purposes. See "U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as Forward Contracts or Executory Contracts" in the prospectus supplement for certain U.S. federal income tax considerations applicable to Securities that are treated as pre-paid cash-settled executory contracts.

Despite the foregoing, U.S. holders (as defined under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement) should be aware that the Internal Revenue Code of 1986, as amended (the "Code") contains a provision, Section 1260 of the Code, which sets forth rules which are applicable to what it refers to as "constructive ownership transactions." Due to the manner in which it is drafted, the precise applicability of Section 1260 of the Code to any particular transaction is often uncertain. In general, a "constructive ownership transaction" includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in a regulated investment company (such as shares of the Index Fund (the "Underlying Shares")). Under the "constructive ownership" rules, if an investment in a Security is treated as a "constructive ownership transaction," any long-term capital gain recognized by a U.S. holder in respect of the Security will be recharacterized as ordinary income to the extent such gain exceeds the amount of "net underlying long-term capital gain" (as defined in Section 1260 of the Code) of the U.S. holder determined as if the U.S. holder had acquired the Underlying Shares on the original issue date of the Security at fair market value and sold them at fair market value on the Maturity Date (if the Security was held until the Maturity Date) or on the date of sale or exchange of the Security (if the Security was sold or exchanged prior to the Maturity Date) (the "Excess Gain"). In addition, an interest charge will also apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the sale, exchange or maturity of the Security (assuming such income accrued at a constant rate equal to the applicable federal rate as of the date of sale, exchange or maturity of the Security).

Although the matter is not clear, there exists a risk that an investment in a Security will be treated as a "constructive ownership transaction." If such treatment applies, it is not entirely clear to what extent any long-term capital gain recognized by a U.S. holder in respect of a Security will be recharacterized as ordinary income. It is possible, for example, that the amount of the Excess Gain (if any) that would be recharacterized as ordinary income in respect of each Security will equal the excess of (i) any long-term capital gain recognized by the U.S. holder in respect of such a Security over (ii) the "net underlying long-term capital gain" such U.S. holder would have had if such U.S. holder had acquired a number of the Underlying Shares at fair market value on the original issue date of such Security for an amount equal to the "issue price" of the Security and, upon the date of sale, exchange or maturity of the Security, sold such Underlying Shares at fair market value (which would reflect the percentage increase in the value of the Underlying Shares over the term of the Security). Accordingly, U.S. holders should consult their tax advisors regarding the potential application of the "constructive ownership" rules.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Securities, other characterizations and treatments are possible and the timing and character of income in respect of the Securities might differ from the treatment described above. For example, the Securities could be treated as debt instruments that are "contingent payment debt instruments" for U.S. federal income tax purposes subject to the treatment described under the heading "U.S. Federal Income Tax Considerations — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Payment Debt Instruments" in the prospectus supplement.

In Notice 2008-2, the Internal Revenue Service ("IRS") and the Treasury Department requested comments as to whether the purchaser of an exchange traded note or pre-paid forward contract (which may include the Securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a note or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the prospectus supplement) of a Security is required to accrue income in respect of the Security prior to the receipt of payments with respect to the Security or its earlier sale. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a Security as ordinary income (including gain on a sale). Finally, it is possible that a non-U.S. holder (as defined in the prospectus supplement) of the Security could be subject to U.S. withholding tax in respect of a Security. It is unclear whether any regulations or other guidance would apply to the Securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Securities.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"),both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Index Fund, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Index Fund, as the case may be, is or becomes a PFIC or a USRPHC.

Withholding and reporting requirements under the legislation enacted on March 18, 2010 (as discussed beginning on page S-48 of the prospectus supplement) will generally apply to payments made after June 30, 2014. However, this withholding tax will not be imposed on payments pursuant to obligations outstanding on July 1, 2014. Additionally, with respect to non-U.S. Holders, withholding due to any payment being treated as a "dividend equivalent" (as discussed beginning on page S-47 of the prospectus supplement) will begin no earlier than January 1, 2014. Holders are urged to consult with their own tax advisors regarding the possible implications of this recently enacted legislation on their investment in the Securities.

PROSPECTIVE PURCHASERS OF SECURITIES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF SECURITIES.

The PowerShares® S&P 500® Low Volatility Portfolio ETF ("SPLV")

We have derived all information contained in this free writing prospectus regarding the Index Fund, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Invesco PowerShares Capital Management LLC ("PowerShares"). The Index Fund is an investment portfolio maintained and managed by PowerShares. The Index Fund is an exchange traded fund ("ETF") that trades on the NYSE Arca under the ticker symbol "SPLV". We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information derived from these public sources.

PowerShares is a registered investment company that consists of numerous separate investment portfolios, including the Index Fund. Information provided to or filed with the SEC by PowerShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 333-138490 and 811-21977, respectively, through the SEC's website at http://www.sec.gov. For additional information regarding PowerShares and the Index Fund, please see the Index Fund's prospectus, dated March 1, 2013. You can obtain the level of the Index Fund at any time from the Bloomberg Financial Markets page "SPLV UP <Equity> <GO>" or from the PowerShares website. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Investment Objective and Strategy

The Index Fund seeks investment results that generally correspond (before fees and expenses) to the price and yield of the Underlying Index. The Index Fund generally will invest at least 90% of its total assets in common stocks that comprise the Underlying Index. Standard & Poor's® ("S&P") compiles, maintains and calculates the Underlying Index. Strictly in accordance with its existing guidelines and mandated procedures, S&P selects 100 securities from the S&P 500® Index for inclusion in the Underlying Index that have the lowest realized volatility over the past 12 months as determined by S&P. Volatility is a statistical measurement of the magnitude of up and down asset price fluctuations (increases or decreases in a stock's price) over time. The Index Fund generally invests in all of the securities comprising the Underlying Index in proportion to their weightings in the Underlying Index.

Industry Concentration Policy

The Index Fund will concentrate its investments (i.e., invest 25% or more of the value of its total assets) in securities of issuers in any one industry or sector only to the extent that the Underlying Index reflects a concentration in that industry or sector. The Index Fund will not otherwise concentrate its investments in securities of issuers in any one industry or sector.

Holdings Information

The following table summarizes the Index Fund's holdings by sector as of June 30, 2013.

Sector	Percentage of Total Holdings
Utilities	29.77%
Consumer Staples	20.23%
Health Care	10.01%
Financials	19.35%
Industrials	8.54%
Information Technology	2.77%
Telecommunication Services	1.80%
Consumer Discretionary	1.97%
Materials	2.70%
Energy	2.86%

The S&P 500® Low Volatility Index

We have derived all information relating to the Underlying Index, including, without limitation, its make-up, performance, method of calculation and changes in its components, from publicly available sources. That information reflects the policies of and is subject to change by, S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the Underlying Index at any time.

S&P Publishes the S&P 500 Low Volatility Index

The Underlying Index has been calculated since April 20, 2011 and measures the performance of the 100 least volatile stocks in the S&P 500® Index. Volatility is defined as the standard deviation of the stock's daily price returns over the prior 252 trading days. Constituents are weighted relative to the inverse of their corresponding volatility, with the least volatile stocks receiving the highest weights. The Underlying Index is designed to serve as a benchmark for low volatility or low variance strategies in the U.S. stock market and S&P may from time to time, in its sole discretion, add companies to or delete companies from the Underlying Index to achieve these objectives.

Changes in the Underlying Index are reported daily in the financial pages of many major newspapers, on Bloomberg Professional® service under the symbol "SP5LVI" and on the S&P website. Information contained in the S&P website is not incorporated by reference in, and should not be considered a part of, this document.

The Underlying Index does not reflect the payment of dividends on the stocks included in the Underlying Index and therefore the payment on the securities will not produce the same return you would receive if you were able to purchase such underlying stocks.

Construction of the Reference Asset

The methodology employs a volatility driven weighting scheme, using the divisor methodology used in all of S&P's equity indices. There are two steps in the creation of the Underlying Index. The first is the selection of the companies; the second is the weighting of the index constituents.

To be eligible for inclusion into the Underlying Index, stocks must first become constituents in the S&P 500® Index. Relevant criteria employed by S&P for inclusion in the S&P 500® Index include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

Additionally, to be eligible for the Underlying Index, constituents must have traded on all 252 trading days in the 12 months leading up to the rebalancing reference date.

The selection of constituents included in the Underlying Index is done as follows:

1. Using available price return data for the trailing 252 trading days leading up to each index rebalancing reference date, the volatilities of the constituents within each eligible universe are calculated.

2. Constituents are, then, ranked in ascending order based on the inverse of the realized volatility. The top 100 securities with the least volatility form the Underlying Index.

At each rebalancing, the weight for each index constituent is set inversely proportional to its volatility. Volatility is defined as the standard deviation of the security's daily price returns over the prior 252 trading days. The Underlying Index is calculated by means of the divisor methodology used in all S&P's equity indices. The index value is simply the index market value divided by the index divisor. In order to maintain basket series continuity, S&P also adjusts the divisor at the rebalancing.

Maintenance of the S&P 500 Low Volatility Index

Rebalancing

The Underlying Index is rebalanced after the close on the third Friday of each February, May, August and November using market data as of the last trading day of every January, April, July and October. The constituents' shares are calculated using closing prices on the second Friday of the rebalancing month as the reference price. Index share amounts are calculated and assigned to each stock to arrive at the weights determined on the reference date. Since index shares are assigned based on prices one week prior to rebalancing, the actual weight of each stock at the rebalancing will differ from these weights due to market movements.

Corporate Actions

Corporate Action	Adjustment Made to the Underlying Index	Divisor Adjustment?
Spin-off	Spin off companies are not added to the Underlying Index. See below for more information.	See below
Rights Offering	The price is adjusted to the Price of the Parent Company minus (the Price of the Rights Offering/Rights Ratio). Index shares change so that the company's weight remains the same as its weight before the rights offering.	No
Stock Split	Index shares are multiplied by and the price is divided by the split factor.	No
Share Issuance or Share Repurchase	None. Actual shares outstanding of the company play no role in the daily index calculation.	No
Special Dividends	The price of the stock making the special dividend payment is reduced by the per share special dividend amount after the close of trading on the day before the dividend ex-date.	Yes
Delisting, acquisition or any other corporate action resulting in the deletion of the stock from the Underlying Index.	The stock is dropped from the Underlying Index. This will cause the weights of the rest of the stocks in the Underlying Index to change proportionately. Additions are made to the Underlying Index only at the time of the quarterly rebalancing.	Yes

Spin-offs

Spin offs are never added to the Underlying Index and there is no weight change to the parent stock. The Price of the Parent Company is adjusted to the Price of the Parent Company minus (the Price of the Spun-off Company/Share Exchange Ratio). Index shares change so that the company's weight remains the same as its weight before the spin off. There is no index divisor change.

When the price of the spin off is not known, the spun-off company is added to the Underlying Index at a zero price. Once the spun-off company trades, the company is dropped from the Underlying Index and the index divisor is adjusted to allow the weight of the spun-off entity to be reinvested into the Underlying Index.

Historical Performance of the Index Fund

The following graph sets forth the historical performance of the Index Fund based on the daily historical closing prices from May 6, 2011 to August 30, 2013, as reported on the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service. The historical prices of the Index Fund should not be taken as an indication of future performance.



The Official Closing Price of the Index Fund on August 30, 2013 was $30.65.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
5/6/2011*	6/30/2011*	$25.45	$24.35	$25.03
7/1/2011	9/30/2011	$25.44	$22.18	$23.70
10/3/2011	12/30/2011	$26.06	$23.20	$25.93
1/2/2012	3/30/2012	$26.80	$25.66	$26.80
4/2/2012	6/29/2012	$27.58	$26.15	$27.58
7/2/2012	9/28/2012	$28.34	$27.38	$28.17
10/1/2012	12/31/2012	$28.63	$26.87	$27.68
1/2/2013	3/30/2013	$31.08	$28.19	$31.08
4/1/2013	6/28/2013	$32.73	$30.07	$31.12
7/1/2013**	8/30/2013**	$32.66	$30.60	$30.65

* The Index Fund was launched on May 6, 2011. Accordingly, the "Quarterly High" and "Quarterly Low" data indicated do not reflect complete data for the second calendar quarter of 2011, and there is limited performance history for the Index Fund.

** As of the date of this free writing prospectus, available information for the third calendar quarter of 2013 includes data for the period from July 1, 2013 through August 30, 2013. Accordingly, the "Quarterly High," "Quarterly Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2013.

Events of Default and Acceleration

If the Securities have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Indicative Terms" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Index Fund Return, and the accelerated Maturity Date will be four business days after the accelerated Final Valuation Date. If a market disruption event exists on that scheduled trading day, then the accelerated Final Valuation Date will be postponed for up to five scheduled trading days (in the same general manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days.

If the Securities have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Securities from HSBC for distribution to UBS Financial Services Inc. (the "Agent"). HSBC will agree to sell to the Agent, and the Agent will agree to purchase, all of the Securities at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Securities. HSBC has agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. The Agent may allow a concession not in excess of the underwriting discount to its affiliates for distribution of the Securities.

Subject to regulatory constraints, HSBC (or an affiliate thereof) intends to offer to purchase the Securities in the secondary market, but is not required to do so. We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties, which may include the Agent, in connection with the sale of the Securities and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Securities, but is under no obligation to make a market in the Securities and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-49 in the accompanying prospectus supplement.